                                                      Rule 424(b)(1)
                                                      Registration No. 333-14555




PROSPECTUS

                                 550,000 SHARES

                         MAGAININ PHARMACEUTICALS INC.

                                  COMMON STOCK

                        -------------------------------

         The shares offered hereby (the "Shares") consist of 550,000 shares of common stock, $.002 par value per share ("Common Stock"), of Magainin Pharmaceuticals Inc., a Delaware corporation ("Magainin" or the "Company"), which are being offered by the selling stockholders listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders"). The shares may be offered from time to time by the Selling Stockholders. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by a Selling Stockholder will be borne by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

         The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market of the Nasdaq Stock Market at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

         The Company's Common Stock is quoted on the Nasdaq National Market of The Nasdaq Stock Market under the symbol "MAGN." On October 29, 1996, the last reported closing price of the Common Stock was $11.25 per share.

                         -----------------------------

         AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 4 TO 9 OF THIS PROSPECTUS.

                         -----------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                    PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is October 31, 1996
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                             AVAILABLE INFORMATION

         This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

         Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by references to the copy of the applicable document filed with the Commission.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports and proxy statements concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents or portions of documents filed by the Company (File No. 0-19651) with the Commission are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

         (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996.

         (c) The description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on November 7, 1991 and as amended on January 15, 1993, including any amendment or reports filed for the purpose of updating such description.

         All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Upon request, the Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Michael R. Dougherty, Executive Vice President and Chief Financial Officer, Magainin Pharmaceuticals Inc., 5110 Campus Drive, Plymouth Meeting, PA 19462, (610) 941-5228.





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                                  THE COMPANY

         Magainin Pharmaceuticals Inc. ("Magainin" or the "Company") is a biopharmaceutical company engaged in the development of breakthrough medicines for serious diseases. The Company isolates and develops compounds from the host-defense systems of animals and uses molecular techniques such as gene identification to understand the pathogenesis of disease. The Company's development efforts are focused on anti-infectives, oncology and, pulmonary and allergic disorders.

         The Company's most advanced class of products under development are "magainins," which are peptides that kill certain pathogens by selectively perturbing the membrane of the cell. The most advanced magainin under development by the Company is MSI-78, a topical anti-infective. In August 1994, the Company initiated the initial, pivotal Phase III clinical trial of MSI-78 for the treatment of infection in diabetic foot ulcers and in August 1995, following interim analysis of this initial trial, a second pivotal Phase III clinical trial in the same indication was commenced. These studies were designed as equivalence trials with the goal of demonstrating that topically applied MSI-78 is as effective as orally administered ofloxacin, a quinolone antibiotic frequently used in the treatment of infection in diabetic foot ulcers. In September, 1996, the Company announced successful results of the initial, pivotal trial. Company analysis of the study showed statistical equivalence between MSI-78 and orally administered ofloxacin, with respect to the study's primary end point of clinical response of infection at day 10 of treatment, and at subsequent time points through day 28, and at follow-up. The Company expects to announce the results of the second pivotal trial in the first quarter of 1997.

         The Company is engaged in pre-clinical development of an inhalation product for the treatment of pseudomonas infections in patients with cystic fibrosis. A magainin peptide has demonstrated in vitro activity against clinical isolates of pseudomonas from cystic fibrosis patients which were resistant to currently available antibiotics, and has also demonstrated binding to lipopolysaccharide, which is thought to be adverse to lung function. The Company has begun to explore the feasibility of a more convenient, dry powder inhalation formulation for this product.

         The Company is also conducting research on an aminosterol class of compounds, discovered in the dogfish shark. Certain of these compounds have demonstrated anti-angiogenic activity in vitro and in vivo. The Company is evaluating one such compound, squalamine, in cancer and another such compound, MSI-1436, in viral infections.

         The Company's newest research efforts are in the understanding of the pathogenesis of disease using molecular techniques. The Company's initial disease focus in this area is asthma.

         The Company currently has no marketable products, and it may be several years, if ever, until marketable products are developed and approved.

         In November 1993, the Company changed its fiscal year end to December
31.

         Magainin was incorporated in Delaware in June 1987. The Company's executive offices and research facility are located at 5110 Campus Drive, Plymouth Meeting, PA 19462, and its telephone number is (610) 941-4020.

                            -----------------------

         This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."





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                                  RISK FACTORS

         In addition to the other information in this Prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any Shares offered hereby.

         Status of MSI-78. Although the Company believes its initial pivotal trial of MSI-78 yielded successful results, there can be no assurance that the FDA will concur with the Company's analysis in this regard. The Company is currently conducting a second required pivotal trial of MSI-78 for the treatment of infection in diabetic foot ulcers. There can be no assurance that this trial will be successful. Success in both pivotal trials will be required for the submission of MSI-78 for review and approval by the FDA. Failure of MSI-78 to show efficacy in human clinical trials will have a material adverse effect on the Company.

         MSI-78 was previously tested in a pivotal trial for the treatment of impetigo, a skin infection which usually occurs in children. In this trial, completed in early 1994, MSI-78 did not demonstrate a statistically significant advantage over the placebo control vehicle. Clinical responses in the range of 80% were achieved by MSI-78, however, similar responses were observed in the placebo control vehicle.

         Development Stage Company; Accumulated Deficit; Continuing Losses.
The Company is in the development stage, has been engaged to date primarily in research and development activities and, through June 30, 1996, had generated no revenue from product sales. At June 30, 1996, the Company had an accumulated deficit of approximately $77 million, and losses are continuing and are expected to increase. The Company's operations are subject to numerous risks associated with establishing a new business, including a competitive and regulatory environment in an industry characterized by numerous well-established and well-capitalized companies and by exhaustive and expensive regulatory scrutiny. The Company will be required to conduct significant research, development and testing activities which, together with projected general and administrative expenses, are expected to result in continued and increasing losses for the foreseeable future, particularly due to the extended time period before the Company expects to commercialize any products.

         Technological Uncertainty and Early Stage of Product Development. There can be no assurance that the Company's research and development activities will be successful, that any products under development will be approved or commercially viable and successfully marketed or that the Company will ever achieve significant levels of revenue or profits. In addition, the Company may encounter unanticipated problems, including development, regulatory, manufacturing and marketing difficulties, some of which may be beyond the Company's ability to resolve.

         There has been only limited research in the area of the use of naturally occurring host-defense compounds for the treatment of infectious and other diseases, and results obtained in research conducted to date are not conclusive as to whether pharmaceutical compounds being investigated by the Company will be safe or effective. While the Company has demonstrated certain utility of its technology in model systems in the laboratory and in animals and has identified a number of compounds for additional testing, the Company has submitted an Investigational New Drug ("IND") application to the FDA, to obtain
authorization for human testing, for only one compound, MSI-78.   The Company's
research activities in asthma have only recently been initiated, and there can be no assurance that any product candidates will result from these efforts. There can be no assurance that results obtained in preclinical studies will be indicative of results that will be obtained in human clinical testing.

         The Company's proposed products are in the developmental stage, require significant further research, development, testing and regulatory approvals and are subject to the risks of failure inherent in the development of all pharmaceutical products. These risks include the possibilities that any or all of the proposed products are found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals, that the proposed products, although effective, are uneconomical to market, that third parties hold proprietary rights that preclude the Company from marketing them, or that third parties market superior or equivalent products. Due to the extended testing and regulatory review process required before marketing clearance can be obtained, the Company does not expect to be able to commercialize any drugs for several years, if at all.





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         Need for Substantial Additional Funds.  The Company will require substantial additional funds to continue its research and development programs and to commercialize any potential products. The Company may not have sufficient funds to complete clinical studies or manufacturing scale-up on any of its proposed products, including MSI-78. In addition, the Company may not have sufficient funds to prepare a New Drug Application ("NDA") with the FDA for any proposed products or to pay the user fees associated with filing NDAs. The Company intends to seek additional funding through a combination of future offerings of securities and collaborative arrangements with third parties and regularly explores alternatives in this regard. The Company does not have any commitments or arrangements to obtain any additional funds and has no established banking arrangements through which it can obtain debt financing, and there can be no assurance that required funds will be available to the Company. Furthermore, to develop and commercialize its products, it will be necessary to seek arrangements under which the Company conveys marketing, distribution, manufacturing, development or other rights to its proposed products to pharmaceutical companies in order to receive financial or other assistance. This will result in lower consideration to the Company upon commercialization than if no arrangements were entered into or if such arrangements were entered into at later stages in the product development process. There can be no assurance that the Company will be able to enter into such additional ventures on favorable terms, if at all.

         If the Company does not enter into appropriate collaborations, or is not able to raise sufficient funds from the periodic sale of securities, the Company will be required to delay or eliminate expenditures for certain of its potential products, including MSI-78, or to license third parties to commercialize potential products or technologies that the Company would otherwise seek to develop itself, or to seek other arrangements.

         Dependence on Third Parties; Manufacturing Uncertainties. The Company does not have the resources, facilities or capabilities to manufacture any of its proposed products. The Company has no current plans to establish a manufacturing facility. The Company expects that it will be dependent to a significant extent on contract manufacturers for commercial scale manufacturing of its proposed products in accordance with regulatory standards. The Company's dependence on third parties for manufacturing may adversely affect operating results as well as the Company's ability to develop and deliver products on a timely and competitive basis. There can be no assurance that the Company will be able to enter into any arrangements for the manufacturing of any of its proposed products, or that the costs of any such arrangements would be acceptable to the Company.

         The Company is currently dependent upon a single contract manufacturer, Abbott Laboratories ("Abbott"), for the development of a chemical process to manufacture bulk MSI-78 on a commercial scale, and for the actual production of bulk MSI-78. The Company has entered into an agreement with Abbott which provides for cash payments by the Company aggregating approximately $11,000,000, as well as the issuance by the Company to Abbott of up to 500,000 shares of its Common Stock and the obligation to pay a royalty on future sales of MSI-78. Under this Agreement, Abbott will continue scale-up activities for MSI-78, and perform other activities necessary to submit a Drug Master File to the FDA in support of any filing for marketing approval of MSI-78. Substantial additional funds will also be required to continue manufacturing development efforts beyond the term of this current arrangement. The Company and Abbott have agreed that, upon completion of such activities, they will negotiate in good faith a supply agreement for the Company's worldwide supply needs of MSI-78. In the event that this agreement is not entered into or Abbott does not otherwise continue to manufacture MSI-78, the Company's timeline to commercialize MSI-78 would be adversely affected. Additionally, the Company would need to spend substantial funds on building a manufacturing infrastructure or securing alternative contract manufacturing arrangements, and for the licensing of applicable manufacturing related technology from its current contract manufacturer. Any such facility would require substantial funds, and the Company would be required to hire and retain significant additional personnel and comply with extensive regulations applicable to such a facility and such manufacturing operations.

         Production of peptides (such as magainins) is expensive relative to production of traditional antibiotics. Peptides, such as magainins, can be synthesized chemically or produced by recombinant expression systems. The Company's contract manufacturer is focused on a solution phase chemical process. While progress has been made in reducing the cost of chemically synthesizing peptides, further significant progress will be required to enable the Company to manufacture and sell MSI-78 on a profitable basis. No assurance can be given that a cost-effective manufacturing process can be developed, or that any such process would be approved by the FDA, or that the





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Company, Abbott or others will be able to manufacture MSI-78 or any of the
Company's other proposed products on a commercially viable basis, or that raw materials for synthesis in commercial quantities will be available.

         The Company is currently evaluating outside contractors for the production of its aminosterol compounds. The Company is currently producing limited quantities of these compounds internally through a natural extraction process. The Company expects to expend significant resources in the chemical synthesis of these compounds, and there can be no assurance that these efforts will be successful.

         Marketing Uncertainties. In order to successfully develop and market its products, it will be necessary for the Company to enter into marketing, distribution, development or other arrangements with third parties, granting marketing rights, which may be exclusive, to potential products, including MSI-78. Such arrangements may also involve delegating to the Company's partner the responsibility for all or a significant portion of the development and regulatory approval process. In the event that partners do not develop an approvable or marketable product or do not market a product successfully, the Company's business will be adversely affected. There can be no assurance that the Company will be able to successfully enter into any such arrangements.

         For certain products under development, the Company may conduct its own marketing activities through its own sales force. The Company has no marketing and sales staff and, although certain members of management have experience in the marketing of pharmaceutical products, the Company has no experience with respect to marketing its proposed products. Significant additional expenditures, management resources and time will be required to develop a sales force, and there can be no assurance that the Company will be successful either in developing a sales force or penetrating the markets for any proposed products it may develop.

         Government Regulation. Products such as those proposed to be developed or commercialized by the Company are subject to an extensive regulatory approval process by the FDA and comparable agencies in other countries. In order to obtain FDA approval of a new product, the Company must submit proof of safety, purity, potency and efficacy. Such proof entails extensive and time consuming pre-clinical and clinical testing. Detailed manufacturing documentation is also required, and with respect to MSI-78, even if clinical testing is successful, the submission of any application for product approval and the review by FDA of such application, will require additional time to complete manufacturing activities and stability studies, which additional time may be significant.

         Although certain members of management have had experience in conducting and supervising preclinical testing and human clinical trials for pharmaceutical products, the Company has very limited experience designing clinical protocols on its own behalf and has not prepared an NDA submission. The process of obtaining required regulatory approvals from the FDA and other regulatory authorities often takes many years and can vary substantially based on the type, complexity and novelty of the product. As with any new drug, additional governmental regulations may be promulgated which could impose additional costly testing procedures necessary to obtain regulatory approval and delay regulatory approval of the Company's products. There can be no assurance that, even after investment of time and expenditures, regulatory approval will be obtained for any of the Company's proposed products. Even if regulatory approval is obtained, a marketed product is subject to continual post-market review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on a product's marketing or withdrawal of the product from the market as well as possible civil or criminal sanctions. Adverse governmental regulation which might arise from future legislative or administrative action cannot be predicted.

         Clinical Testing. Before obtaining required regulatory approvals for the commercial sale of products, the Company must demonstrate through preclinical and clinical testing that such products are safe and efficacious for use in each target indication. The results of preclinical and initial clinical testing of products under development by the Company are not necessarily predictive of results that will be obtained from large-scale clinical testing. Even after any approval by the FDA and foreign regulatory authorities, products may later exhibit adverse effects that prevent their widespread use or necessitate their withdrawal from the market. There can be no assurance that any products developed by the Company will be safe and efficacious when administered to patients.





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         Competition.  The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are working in a number of pharmaceutical or biotechnology disciplines similar to the Company's field of interest. In addition, many companies are engaged in the development and sale of products, such as traditional antibiotics, which may be or are competitive with the Company's proposed products. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than the Company. The Company is aware that research is being conducted by others in connection with anti-infective and anti-cancer compounds from the host-defense systems of various animals, and many companies are working in the genomics field, and in the area of asthma. In addition, the Company's proposed products will be subject to competition from products using techniques other than those used by the Company or based on advances that may render the Company's products obsolete. The field of biotechnology is subject to rapid and significant technological changes, and the Company's future success will depend in large part on its ability to maintain a competitive position with respect to this technology. Compounds, products or processes developed by the Company may become obsolete before the Company is able to recover a significant portion of its research and development expenses. The Company will be competing with respect to its proposed products with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining FDA and other regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with the Company's proposed products.

         As to the Company's lead product candidate, even if MSI-78 is shown in clinical testing to be statistically equivalent to ofloxacin, there can be no assurance that it will be successfully marketed against oral antibiotics.
There also can be no assurance that MSI-78 can be manufactured at a cost which will allow it to be sold at a competitive price relative to oral antibiotics.

         Patents and Proprietary Rights. The Company's success will depend in part upon its ability to obtain patent protection of compounds, combinations or processes, as well as the drug or therapeutic use of the compound. The patent position of biotechnology firms generally is highly uncertain and involves complex legal and factual questions. Anti-infective and anti-cancer compounds can be isolated from a wide variety of sources, and it is not possible for the Company or any other entity to have proprietary rights to all such compounds. In the genomics area, a number of companies are attempting to rapidly identify and patent genes whose functions have not been characterized. Additional companies are seeking to patent fully characterized genes. The current criteria for obtaining patent protection for genes is unclear and the impact of this uncertainty on the Company's business cannot be determined.

         There can be no assurance that any patent applications now pending or filed in the future will result in patents being issued or that any patents now held by or licensed to the Company, or issued or licensed to the Company in the future, will afford any competitive advantages for the Company, will not be challenged by third parties or cannot be designed around by others. The cost of litigation to uphold the validity and prevent infringement of patents and to enforce licensing rights can be substantial. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate the technology owned by or licensed to the Company or design around the patented aspects of such technology. There can be no assurance that the products and technologies the Company will seek to market will not infringe patents or other rights owned by others, licenses to which may not be available to the Company.

         Pursuant to the terms of the Uruguay Round Agreements Act, patents filed after June 8, 1995 will have a term of twenty years from the date of such filing, irrespective of the period of time it may take for such patents to ultimately issue. As compared to the prior law which established a patent term of seventeen years from the date of issuance, this may shorten the period of patent protection afforded to the Company's products as patent applications in the biopharmaceutical sector often take considerable time to issue.

         The Company also relies upon unpatented proprietary technology, and may determine in appropriate circumstances that its interest would be better served by reliance on trade secrets or confidentiality agreements rather than patents. No assurance can be made that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to such proprietary technology or that the Company can meaningfully protect its rights in such unpatented proprietary technology. If the Company is unable to obtain strong





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proprietary rights protection of its products after obtaining regulatory clearance, competitors may be able to market competing products by obtaining regulatory clearance, through showing equivalency to the Company's product, without being required to conduct the lengthy, clinical tests required to be conducted by the Company.

         To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to the Company's proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in favor of the Company. Members of the Company's Scientific Advisory Board and other consultants are employed by or have consulting agreements with third parties, and any inventions discovered by such individuals are not likely to become the property of the Company.

         The Company owns, or has rights under licenses to, several patents and patent applications filed worldwide. The Company may owe royalties on sales of certain of its proposed products under these licenses. Additionally, certain of these agreements provide that if the Company elects not to pursue the commercial development of any licensed technology, or does not adhere to an acceptable schedule of commercialization, then the Company's exclusive rights to such technology would terminate.

         Dependence on Key Personnel. The Company depends to a considerable degree on a limited number of key personnel. Due to the Company's limited number of employees, many key responsibilities within the Company have been assigned to a relatively small number of individuals. The Company does not maintain "key man" insurance on any of its employees. The loss of certain senior management could adversely affect the business of the Company. The success of the Company will depend, among other factors, upon the successful recruitment and retention of qualified personnel.

         Reimbursement. Successful commercialization of the Company's potential products will be dependent in part on the availability of reimbursement of the costs of such products from third-party payors, such as government authorities, private health insurers and other organizations, such as health maintenance organizations. There can be no assurance that such reimbursement will be available or, if available, will be in adequate amounts.

         Risk of Product Liability. Before obtaining required regulatory approvals for the commercial sale of products, the Company must demonstrate through human clinical testing that such products are safe and efficacious for use in each target indication. The administration of any product being developed by the Company could produce undesirable side effects in humans. Although the Company carries limited clinical trial insurance, there can be no assurance that such coverage is adequate.

         In addition, in the event the Company successfully develops any products, the marketing of such products could expose the Company to product liability claims. Certain of the Company's agreements require the Company to maintain insurance coverage naming third parties as additional insureds at such time as any related products may be marketed. There can be no assurance that the Company will be able to obtain any product liability insurance or that such insurance can be maintained in sufficient amounts to protect the Company against such liabilities or at a reasonable cost.

         In the event of an uninsured or inadequately insured claim, the Company's business and financial condition could be materially adversely affected.

         Health Care Reform. Various proposals have been put forth to reform the current health care system in the United States. Additionally, several states have enacted modifications to the current health care system to both improve access and control costs. Such reform measures could adversely affect the amount of reimbursement available from governmental agencies or third party insurers, or could affect the ability to set prices for newly approved therapeutic products. Similar proposals are being considered by governmental officials in other significant pharmaceutical markets, including Europe. Governmental or private payors for health care goods and services can be expected to continue to undertake cost reduction efforts.





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         The Company cannot predict if such reforms will be implemented or the effect any such reforms might have on the Company's business, and no assurance can be given that any such reforms will not have a material adverse effect on the Company's business. In particular, it is possible that any such reform could impact the manner in which drugs or therapies are marketed and could include restrictions on the ability of pharmaceutical and biotechnology companies to price drugs or therapies, which in turn could impact the ability of biotechnology companies such as the Company to obtain financing for the continued development of potential products. Furthermore, any such reform could also impose limits on the overall growth of health care spending, as well as limits on the growth of Medicare and Medicaid spending, all which could have a material adverse effect on the Company.

         Possible Volatility of Stock Price. The market prices for securities of emerging and biotechnology companies, including the Company, have historically been highly volatile. Future announcements concerning the Company or its competitors, including the results of testing, technological innovations or new commercial products, government regulations, developments concerning proprietary rights, litigation or public concern as to safety of products developed by the Company or others, may have a significant impact on the market price of the Common Stock.

         Effect of Exercise of Options and Warrants, and Other Issuance of Shares. The Company grants stock options to employees, directors and consultants. As of June 30, 1996, the Company had 2,407,384 outstanding options at prices ranging from $.002 per share to $16.75 per share, of which approximately 1,070,783 were exercisable as of such date. Warrants to purchase 229,739 shares of the Company's Common Stock exercisable at $8 per share, and a warrant to purchase 300,000 shares exercisable at $7.50, were also outstanding as of June 30, 1996. In addition, warrants to purchase an aggregate of 1,011,896 shares of Common Stock were issued in a private placement on August
6, 1996.   Exercise of options and warrants at prices below the market price of the Company's Common Stock could adversely affect the price of the Company's Common Stock. Additional dilution may result from the issuance of shares in connection with collaborations or manufacturing arrangements, or in connection with other financings. See "-Need for Substantial Additional Funds."

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock of each Selling Stockholder and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

         In recognition of the fact that the Selling Stockholders may wish to be legally permitted to sell their Shares when they deem appropriate, the Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market of The Nasdaq Stock Market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Stockholders.

         The shares being offered hereby by the Selling Stockholders were acquired by them from the Company in private placement transactions in connection with certain amendments to license agreements relating to MSI-78. In consideration for the issuance of the shares, the Selling Stockholders agreed to amend such license agreements to provide that the Company's license as it relates to MSI-78 will be fully-paid and royalty-free.


                                                                                    Beneficial Ownership
                                                                 Number of             After Offering
                                         Number of Shares         Shares         ---------------------------
                Name of                 Beneficially Owned         Being            Number of
          Selling Stockholder            Prior to Offering        Offered             Shares         Percent
   --------------------------------      -----------------    --------------     ----------------    -------
 Houghten Pharmaceuticals, Inc.               275,000             275,000               0               -

 The Scripps Research Institute               275,000             275,000               0               -

                              PLAN OF DISTRIBUTION

         The Shares offered hereby by the Selling Stockholders may be sold from time to time by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between the Selling Stockholder and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Stockholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

         Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

         The Company is bearing all costs relating to the registration of the Shares (other than fees and expenses, if any, of counsel or other advisers to the Selling Stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.

         The Company has agreed to indemnify the Selling Stockholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder has agreed to indemnify the Company and its directors, and its officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL OPINION

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.


                                    EXPERTS

         The financial statements contained in the Company's Annual Report on Form 10-K, incorporated by reference in this Prospectus, have been audited by Richard A. Eisner & Company, LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

=======================================================       ======================================================



          No dealer, salesman or other person has                             550,000 Shares
 been authorized to give any information or to make
 any representations other than those contained in
 this Prospectus and, if given or made, such
 information or representations must not be relied                    MAGAININ PHARMACEUTICALS INC.
 upon as having been authorized by the Company or
 the Selling Stockholders.  This Prospectus does
 not constitute an offer to sell or a solicitation
 of an offer to buy to any person in any
 jurisdiction in which such offer or solicitation
 would be unlawful or to any person to whom it is
 unlawful.  Neither the delivery of this Prospectus
 nor any offer or sale made hereunder shall, under                             Common Stock
 any circumstances, create any implication that
 there has been no change in the affairs of the
 Company or that information contained herein is
 correct as of any time subsequent to the date                               ---------------
 hereof.
                                                                                PROSPECTUS

                                                                             ---------------
                   ---------------




                  TABLE OF CONTENTS

                                                Page
                                                ----

 Available Information . . . . . . . . . . . .     2
 Incorporation of Certain Documents                                          October 31, 1996
    by Reference . . . . . . . . . . . . . . .     2
 The Company   . . . . . . . . . . . . . . . .     3
 Risk Factors  . . . . . . . . . . . . . . . .     4
 Use of Proceeds . . . . . . . . . . . . . . . .   9
 Selling Stockholders  . . . . . . . . . . . .    10
 Plan of Distribution  . . . . . . . . . . . .    11
 Legal Opinion . . . . . . . . . . . . . . . .    11
 Experts . . . . . . . . . . . . . . . . . . .    11



=======================================================       ======================================================